SECURITIES & EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         Notification of Late Filing

                               ARDENT MINES LTD.

                        Commission File Number 000-50994
(Check one)
   [X] Form 10-K and Form 10-KSB   [ ]  Form 11-K   [ ]   Form 20-F

   [ ] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

       For the period ended:  June 30, 2004


   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

       For the transition period ended:
                                          -------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                  PART I
                            REGISTRANT INFORMATION


  Full name of Registrant       ARDENT MINES LTD.
                                -----------------------------------

  Former name, if applicable
                                ---------------------------

           505 Burrard Street, Suite 1880, Vancouver, BC Canada
            --------------------------------------------------
                  Address of principal executive office




                                 PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]


(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

ARDENT MINES LTD. is unable to file its annual report on Form 10-KSB because of illness with the accounting staff and a change of location of the office.


                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                     Reg Handford  604-681-3864 (ext 15)


(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
 of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed. Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof.                                                   Yes [ ]    No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           ARDENT MINES LTD.
               ---------------------------------------------
               Name of Registrant as Specified in its Charter


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 27, 2004             By: /s/ Reg C. Handford
                                   __________________________
                                       Reg C. Handford
                                       Secretary